1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

April 1, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Dominic Minore

Re:	Golub Capital BDC LLC
File No. 333-163279; 814-00794

Ladies and Gentlemen:

On behalf of Golub Capital BDC LLC (including, after the expected statutory conversion of Golub Capital BDC LLC to Golub Capital BDC, Inc., a Delaware corporation, the “Company”), we hereby respond to the oral comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to telephone conversations held on March 30 and March 31 between Dominic Minore of the Staff and Thomas Friedmann of Dechert LLP and held on March 30 and March 31 between Richard Sennett and Kevin Rupert of the Staff, Craig Benton of Golub Capital Incorporated and Mr. Friedmann, in each case relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-163279) (the “Registration Statement”).  For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	Define the term “Capital Companies” in the initial paragraph of the Prospectus Summary.

Response:

As requested, the Company has revised the initial paragraph of the Prospectus Summary to define the Capital Companies as “Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC, each of which is an affiliate of GC Advisors.”

2.
In the last sentence of the first paragraph under the caption “Golub Capital BDC” in the Prospectus Summary, please amend the definition of the term “mezzanine loan” to state that such term refers to a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission Page 2 April 1, 2010

Response:

As requested, the Company has revised its disclosure to state that “‘mezzanine loan’ refers to a loan that is senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment.”

3.
Under the caption “Recent Developments—Our Formation” in the Prospectus Summary, clarify that the initial contributions of assets made by the Capital Companies were based on the fair value of the interests contributed by them into Golub Capital BDC LLC.

Response:

As requested, the Company has revised its disclosure to state that “[i]n November 2009, the Capital Companies formed Golub Capital BDC LLC, into which each Capital Company contributed 100% of the limited liability company interests of GCMF and from which they received a proportionate number of the 805 limited liability company interests in Golub Capital BDC LLC based on the fair value of the interests contributed by them into Golub Capital BDC LLC.”

4.
Revise the structure chart appearing under the caption “Recent Developments” in the Prospectus Summary to reflect the percentage interests in the Company that will be held by each entity after giving effect to the proposed initial public offering of common stock of the Company.

Response:

As requested, the Company has revised the structure chart to reflect in parentheses the expected percentage ownership interests of the entities appearing on such chart after giving effect to the proposed initial public offering, assuming the issuance and sale of 8,064,516 shares of common stock in the offering having an aggregate value of $125 million.

Fees and Expenses

5.
In the line item “Incentive fees payable under the Investment Advisory Agreement” in the Fees and Expenses table, please note the 20% incentive fee payable under the Investment Advisory Agreement.  In addition, in footnote 4 please note that the management fees percentage is calculated “as a percentage of net assets attributable to common shareholders, rather than total assets, including assets that have been funded with borrowed monies because common shareholders bear all of this cost.”

United States Securities and Exchange Commission Page 3 April 1, 2010

Response:

As requested, the Company has noted in the line item “Incentive fees payable under the Investment Advisory Agreement” the 20% incentive fee payable under the Investment Advisory Agreement.  In addition, the Company has revised footnote 4 to state that the management fees percentage is calculated “as a percentage of net assets attributable to common shareholders, rather than total assets, including assets that have been funded with borrowed monies because common shareholders bear all of this cost.”

Risk Factors

6.
In the first risk factor under the caption “Risk Factors – Risks Relating to Our Business and Structure,” add additional disclosure regarding the risk of possible legal actions being brought by the interest holders in the Capital Companies arising in connection with the Formation Transactions.

Response:

As requested, the Company has added additional risk disclosure to state that the Company cannot assure investors that “the beneficial holders of interests in the Capital Companies will not attempt to assert derivative claims against us and, indirectly our stockholders, on behalf of the Capital Companies as a result of the GCMF Asset Transactions.”

7.
Under the risk factor caption “Regulations governing our operation as a business development company affect our ability to and the way in which we raise additional capital.  As a business development company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage,” please add additional disclosure stating that no person or entity from which the Company borrows money will have a veto right or voting power over the Company’s ability to set policy, make investment decisions or adopt investment strategies in the absence of an event of default.

Response:

As requested, the Company has revised its disclosure to state that “[i]n the absence of an event of default, no person or entity from which we borrow money will have a veto right or voting power over our ability to set policy, make investment decisions or adopt investment strategies.”

8.
Under the risk factor captioned “Provisions in the Existing Credit Facility and the New Credit Facility may limit our discretion in operating our business,” disclose that the Company may grant security interests to its lenders on up to 100 percent of its investment securities.  Also, clarify whether the Company or its lenders will determine in a default situation which investment securities of the Company would be sold to repay such indebtedness.  In addition, describe briefly the nature of the custody arrangements with respect to the securities held by the Company and the manner in which the lenders’ security interest, if any, will be reflected.

United States Securities and Exchange Commission Page 4 April 1, 2010

Response:

The Company has amended the above-captioned risk factor to include disclosure stating “[w]e may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders.  We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders.  In addition, we expect that the custodian for the securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of the occurrence of an event of default and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee.  If we default under the terms of any debt instrument, the agent for the applicable lenders could assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.”

Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows

9.
Under the caption “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Recent Developments and Estimates—New Credit Facility,” disclose that an affiliate of Wells Fargo Bank, N.A. is an underwriter in the offering   Discuss there and/or elsewhere in the prospectus potential conflicts of interest arising from the role of Wells Fargo Bank, N.A., as prospective lender under the New Credit Facility, and its affiliate, Wells Fargo Securities, LLC, as an underwriter of the offering.

Response:

As requested, the Company has disclosed that “Wells Fargo Securities, LLC, an affiliate of Wells Fargo Bank, N.A., is acting as an underwriter in this offering.”  In addition, the Company has added disclosure under the heading “Risk Factors—Risks Relating to Our Business and Structure—We may default under the Existing Credit Facility or be unable to amend, repay or refinance the Existing Credit Facility or enter into the New Credit Facility on commercially reasonable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations and cash flows” and “Underwriting—Additional Underwriter Compensation” stating that “Wells Fargo Securities, LLC faces a potential conflict of interest because its affiliate, Wells Fargo Bank, N.A., will be providing our New Credit Facility, and additional potential conflicts of interest may arise in determining the size or price of the offering because the closing of the New Credit Facility is contingent upon, among other things, this offering closing with minimum proceeds of $100 million.  This transaction creates potential conflicts of interest because an affiliate of Wells Fargo Securities, LLC has, and potential other underwriters and their affiliates may have, an interest in the successful completion of the offering beyond the underwriting discounts and commissions they will receive.”

United States Securities and Exchange Commission Page 5 April 1, 2010

10.
Please file the commitment letter as an exhibit to the Registration Statement.  In addition, please disclose the commitment fees payable by the Company to Wells Fargo Bank, N.A. upon the closing of the New Credit Facility and include such fees in your estimate of fees and expenses for the first year of operations of the Company.

Response:

The Company respectfully submits that the commitment letter, dated March 15, 2010, with Wachovia Bank, N.A., which was subsequently consolidated into Wells Fargo Bank, N.A., does not create a binding contract on the part of Wells Fargo Bank, N.A. to extend credit to the Company.  The commitment letter is contingent upon numerous factors, including the absence of a material adverse change, closing of the Company’s initial public offering and negotiation and execution of definitive documentation.  The commitment letter also expressly notes that it is not intended to define all of the terms and conditions of the New Credit Facility.  Because of its contingent nature, the Company respectfully submits that inclusion of the commitment letter as an exhibit to the Registration Statement is not required by Item 25 of Form N-2 and would be potentially misleading to investors if so filed.  The Company, however, has included in the Registration Statement a summary of the material provisions of the New Credit Facility as well as extensive disclosure regarding its contingent nature.

The Company has modified the disclosure in footnote (7) under the heading “Fees and Expenses” to note that the data in the table include “the structuring fee of approximately $2.6 million payable to Wells Fargo Bank, N.A. upon the execution of the New Credit Facility as well as all of the lender’s reasonable out-of-pocket expenses, including attorneys’ fees.”  These fees and expenses will be recognized by the Company ratably over three years.  The Company has also modified the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Recent Developments and Estimates—New Credit Facility” to disclose that upon execution of the New Credit Facility “we anticipate that we will be required to pay a structuring fee of approximately $2.6 million to Wells Fargo Bank, N.A. as well as all of the lender’s reasonable out-of-pocket expenses, including attorneys’ fees.”

11.	In your response letter, please provide us with an analysis of the New Credit Facility under Section 57 of the Investment Company Act of 1940, as amended (the “1940 Act”).

United States Securities and Exchange Commission Page 6 April 1, 2010

Response:

Section 57(d) of the 1940 Act prohibits certain principal and joint transactions involving related persons, including principal underwriters, and a business development company. The Company intends to enter into the New Credit Facility after the closing of its initial public offering and expects that the New Credit Facility will not be executed until at least several weeks after the closing of such offering.  Section 57(d) will not apply to the New Credit Facility since, at the time the New Credit Facility is entered into by the Company and Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC and lender under the New Credit Facility, the distribution of the offering securities will be complete and the underwriting syndicate disbanded.  Therefore, the New Credit Facility will not involve a principal underwriter or an affiliate of a principal underwriter.  Unlike open end funds, a business development company does not continuously offer its shares to investors and, therefore, it will not engage underwriters to act on its behalf on an ongoing basis.  The underwriting syndicate members will cease being principal underwriters of the Company when the distribution is complete and the underwriting syndicate disbands.1  If the Company engages a new underwriting syndicate at the time of the New Credit Facility and the lender under the New Credit Facility or an affiliate thereof is a participant in such syndicated and hence a principal underwriter for purposes of Section 57(d), then the Company will assure that the New Credit Facility is approved by the “required majority” of its board of directors on the bases described in Section 57(f) of the 1940 Act.

The Company

12.
Please include a statement noting that the inclusion of the names of the publications described as having granted awards to Golub Capital does not constitute an endorsement of the securities being sold.

Response:

As requested, the Company has included disclosure under the headings “Prospectus Summary—Competitive Strengths—Deep Experienced Management Team” and “The Company—About Golub Capital” and “The Company—Competitive Strengths—Deep Experienced Management Team” that “[t]hese awards do not constitute an endorsement by any such publication of the securities being offered by this prospectus.”

[1]
Section 2(a)(29) of the 1940 Act defines a “principal underwriter” of a closed-end fund as one which, in connection with a primary distribution of the fund's securities (a) is in privity of contract with the fund or an affiliated person of the fund, (b) acting alone or in concert with one or more other persons, initiates or directs the formation of an underwriting syndicate or (c) is allowed a rate of gross commission, spread, or other profit greater than the rate allowed another underwriter participating in the distribution.  Once the syndicate has disbanded and the distribution has ended, the relevant underwriter will no longer meet this definition.  The Staff has taken a similar position in determining that Rule 38a-1 under the 1940 Act does not apply to “any principal underwriter [of a closed-end fund] that does not undertake regularly to serve or act as a principal underwriter for the fund” on the basis that, among other things, “the underwriting syndicate dissolves after the fund shares are sold to the public.”  Investment Company Institute (pub. avail. Nov. 10, 2004).

United States Securities and Exchange Commission Page 7 April 1, 2010

13.
For each of the charts on pages 74 to 76 of the Registration Statement, please include a plain English statement describing the relevance of such chart to the related narrative disclosure.   In addition, under the caption “The Company—Market Opportunity—Conservative Deal Structures,” please note that the Company may invest from time to time in entities having leverage that exceeds the debt multiples set forth in the chart, “Middle-Market Average Total Debt Multiples on LBO Loans.”

Response:

As requested, the Company has included a plain English statement describing the relevance of each of the charts under the headings “The Company—Market Opportunity” and “The Company—Competitive Strengths” to explain the relevance of each such chart.  The Company has also added disclosure under the heading “Market Opportunity—Conservative Deal Structures,” indicating that it may invest from time to time in entities having leverage that exceeds the debt multiples set forth in the related chart.

Related Party Transactions and Certain Relationships

14.
Please clarify the distinction drawn between the par value of the assets distributed to the Capital Companies on December 23, 2009 and the fair value of those assets, and disclose the aggregate fair value of such assets at the time of such distribution.

Response:

As requested, the Company has clarified that the distributed assets were valued for purposes of GCMF Asset Transactions on December 23, 2009 at their respective par values, in accordance with the terms of the Existing Credit Facility as it applied to such transactions.  The board of directors of the Company was apprised of the aggregate fair value of such distributed assets as determined by the investment adviser to GCMF when it ratified such transactions.  The Company notes, however, that the fair value of such assets was not determinative of the amount contributed to the Company by the Capital Companies at the time of such asset distributions.  The revised disclosure states as follows: “Golub Capital BDC LLC then distributed these portfolio assets to the three Capital Companies pro rata in accordance with the ownership interest in Golub Capital BDC LLC held by each of the Capital Companies.  The Capital Companies made an aggregate cash contribution of $21.3 million to us, which we subsequently contributed to GCMF.  Under the terms of the Existing Credit Facility, we were required to complete the distribution of these assets based on their par value, and the $21.3 million aggregate cash contribution by the Capital Companies represented the par value of the distributed assets.  As of September 30, 2009, the aggregate fair value of such distributed assets was $● million.”

15.
We note your response to our prior comment 5 and ask that you confirm that the Company has decided not to grant registration rights to the investors participating in either the Concurrent Private Placement or the GC Private Placement.

United States Securities and Exchange Commission Page 8 April 1, 2010

Response:

The Company hereby confirms that it has decided not to grant registration rights to the investors participating in either the Concurrent Private Placement or the GC Private Placement.

16.
We note your response to our prior comment 34 and ask that you confirm that the Company is not aware of any transaction or other actions that have been or will be taken since the expiration of the 90-day period provided under Form N-6F that would be prohibited under the 1940 Act if the Company had already “elected to be regulated as a business development company.”

Response:

On the basis of the review referenced in our letter of March 16, 2010, the Company is not aware of any transactions or other actions that have been or will be taken since the expiration of such 90-day period that would be prohibited under the 1940 Act if the Company had already elected to be regulated as a business development company.

* * * * * * * * * *

In addition, the Company has revised the disclosure under the heading “Management” to include the disclosures required by Securities Act Release No. 33-9089.  This disclosure has been filed separately with the Commission as correspondence.  The Company also intends to conform the changes to disclosures described in this letter as applicable throughout the prospectus.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

United States Securities and Exchange Commission Page 9 April 1, 2010

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	David B. Golub, Golub Capital BDC LLC
Jay L. Bernstein and Andrew S. Epstein, Clifford Chance US LLP
Jonathan Waterman, McGladrey & Pullen, LLP
David J. Harris, Dechert LLP